Exhibit 99.5

*** Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and is the type the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[Redacted]”) in this exhibit. ***

FRAMEWORK AGREEMENT

FOR

SERVICE AND PROCUREMENT

BETWEEN

BITMAIN DEVELOPMENT LIMITED

(“PARTY A”)

and

Cango Inc.

(“PARTY B”)

BM Ref: [Redacted]

•	This Framework Agreement for Service and Procurement (the “Agreement”) is entered on November 6, 2024 (the “Effective Date”) by and between:

•	Bitmain Development Limited (the “Party A”), (Business Registration number: [Redacted]), with its registered office at [Redacted]; and

•	Cango Inc. (the “Party B”), (Registration number [Redacted]), with its registered office at [Redacted];

•	(Each of Party A and Party B shall be hereinafter referred to as a “Party” respectively, and as the “Parties” collectively.)

WHEREAS:

1.	Party A is the owner of crypto-mining equipment (the “Equipment”) and is willing to provide hash power computing service to Party B.

2.	Party B wishes to engage Party A to provide hash power computing service to Party B on the terms and conditions set forth in this Agreement.

3.	The affiliates and subsidiaries of the Parties wishes to respectively sign Sales and Purchase Agreements as Exhibit A after Party B establishes its relevant entities with eligibility to purchase in designated countries, such as Oman, Canada and Paraguay.

NOW THEREFORE in consideration of the mutual covenants and agreements of the Parties as set forth in this Agreement, the receipt and sufficient of which is hereby irrevocably acknowledged, the Parties hereby agree as follows:

1. INTRODUCTION OF HASH POWER COMPUTING SERVICE AND FEE

Hash power refers to a unit of measurement of data processing capability, that is, the unit that measures the ability of a miner to perform the hashing process (decode the hash output, also called “mining”). Hash power computing service means the service provided by Party A which involves the division of the ability of a certain number of equipment within a certain period into several standard units for sale (i.e., 1 Standard Unit=1TH/s or 1T) (“Service”) and Party A will not charge Party B anything other than the Service fee (“Service Fee”).

1.1 Specifications of Equipment Used by Party A

Party A will use uniform brand miners to perform the Service under this Agreement. The brand, model, theoretical hashrate and the quantity of the Equipment to be used for performing the Service under this Agreement during the validity of this Agreement shall be specified in service orders (“Service Order”) executed by the Parties. The template of Service Order is set forth in Appendix A.

1.2 Calculation and Billing of Service Fee

The Parties agree that Party A provides Service to Party B with its Equipment and Party B shall pay the Service Fee in USD.

The unit price for the Service per hashrate (the “Unit Price”) shall be determined in each Service Order. The Service Fee shall be theoretically calculated monthly in accordance with the formula below:

Service Fee = Unit Price × Hashrate used for Service × Service Period

The Parties acknowledge and agree that the Service Fee may be adjusted by the period of the Service and the actual hash power provided by Party A during the month where the Service is rendered (the “Billing Period”). Party A shall send to Party B a written statement of actual hash power provided as well as the bill and invoice for the previous Billing Period. Party B shall check with Party A that the bill is correct before making payment and shall inform Party A if there are special circumstances that require delayed payment. Party B shall make the payment at such time and in such manner as be mutually agreed by both Parties in writing.

The Unit Price, Service Fee and other transaction details shall be specified in the Service Order executed by the Parties.

1.3 Tax

Each party agrees to comply with all applicable tax laws and regulations. This compliance shall be maintained throughout the duration of their performance under this agreement.

1.4 Other Service

If Party B requires Party A to provide other services, both parties shall separately agree in writing on the form and amount of the services.

1.5 Bank Account

Account Information of Party A:

[Redacted]

2. Terms of Procurement

2.1 Party B will use reasonable efforts to establish local affiliated companies in Oman, Canada, and Paraguay and other countries, each possessing procurement qualifications (“Local Entities”) and to procure the Local Entities to execute Sales and Purchase Agreements as per the template shown in Exhibit A or similar transaction documents (“SPAs”), with BITMAIN’s affiliates in the aforementioned countries. The specific terms of the SPAs are subject to further negotiation between the Parties. Party B shall establish the Local Entities and ensure the execution of SPAs with BITMAIN’s affiliates within 180 days from the execution of this Agreement. If Party B has committed no other breaches under this Agreement, BITMAIN, at its sole discretion, reserves the right to offer Party B the opportunity to negotiate the aforementioned time limits.

2.2 The Equipment to be sold by BITMAIN and its affiliates to Party B are detailed as follows:

[Redacted]

2.3 The Service Fee payable by Party B and its Local Entities under this Agreement, along with the total purchase price payable under each SPA (“Total Package Price”), shall be US$[Redacted], representing US$[Redacted]/T, which shall be paid in such manner as may be agreed upon in writing by the Parties. Any excess payments made by Party B under this Agreement may be applied towards fulfilling payment obligations under the SPAs. The payment schedule for the Total Package Price for the Equipment under this Agreement and the SPAs is as follows:

i)	[Redacted]% upon the execution of this Agreement;

ii)	[Redacted]% on the Closing date;

iii)	[Redacted]% within 180 days of the Closing date.

2.4 In the event that Party B fails to comply this Clause 2, BITMAIN shall be entitled to retain the payments already paid by Party B under this Agreement or any SPA and claim from Party B any mining rewards (if any) during the Service Period.

3. Antitrust Filing

3.1 Both Parties agree to promptly and diligently prepare and file all necessary notifications and reports required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) and any other applicable antitrust laws.

3.2 The Parties shall cooperate with each other in good faith and provide all necessary information and documentation required for the antitrust filings. Both Parties shall respond promptly to any reasonable requests for additional information.

3.3 If the transaction under this Agreement is rejected by Federal Trade Commission or Department of Justice during or after the expiry of the waiting period, or if the New York Stock Exchange (“NYSE”) confirms in writing that the transaction under this Agreement may result in adverse effect on the continuous listing and trading of the ADS of Party B (or any Affiliate thereof) on the NYSE, this Agreement shall be terminated, the transaction under this Agreement shall not proceed, and Party A shall retain the payments already paid by Party B under this Agreement or any SPA. Otherwise, both Parties shall proceed to consummate the transaction in accordance with the terms of this Agreement.

3.4 BITMAIN shall provide the Service only after the transaction has been approved (“the Approval Date”). If the Expected Start Date in the Service Order is earlier than the Approval Date, BITMAIN will commence providing the Service on the approval date. For all purposes as between the Parties and their respective Affiliates, the commencement of BITMAIN’s provision of the Service shall be deemed as the “Closing” under this Agreement.

3.5 Both Parties agree to use their reasonable efforts to resolve any objections or concerns raised by the antitrust authorities to facilitate the completion of the transaction.

3.6 The Parties agree to maintain the confidentiality of all information exchanged in connection with the antitrust filings, except as required by law or agreed upon by both Parties.

4. RIGHTS AND OBLIGATIONS OF THE PARTIES

4.1 Party A’s rights and obligations

i)	During the term of this Agreement, and subject to the terms and conditions set forth in this Agreement, Party A shall provide qualified Service to Party B.

ii)	Party A shall correct the non-manual errors that occurred during the term of this Agreement at Party A’s own cost. All errors caused by Party B, force majeure events, or other events that are beyond the control of Party A shall be settled through friendly negotiation by both Parties.

iii)	Party A makes no guarantee on the output produced by using the Service.

iv)	Party A shall provide reasonable assistance to Party B and its affiliates and subsidiaries for signing of the Sale and Purchase Agreement as Exhibit A.

v)	Party A shall strictly fulfill its confidentiality obligations.

4.2 Party B’s rights and obligations

i)	Party B shall pay the Service Fee in accordance with this Agreement.

ii)	Party B shall have the right to procure the Service as set forth in the Agreement.

iii)	Party B shall operate independently using Service/hash power provided by Party A, and all risks and benefits incurred therefrom shall be undertaken by Party B itself, Party A shall not bear any risks or enjoy any rewards associated with the fluctuation of the output of the Service.

iv)	Unless Party B sends a written notice to Party A indicating that Party B does not need certain batch of hash power, Party A should not use that batch of hash power for self-mining or selling that batch of hash power computing service to any third party.

v)	If Party A's service involves third-party software licensing, Party B agrees to comply with the relevant terms and conditions of using that software while using the Service.

vi)	Party B shall strictly fulfill its confidentiality obligations.

5. GENERAL PROVISIONS

5.1 This Agreement shall be effective upon execution by both Parties of this Agreement and shall remain effective up to and until the fulfillment of obligations of both Parties.

5.2 This Agreement may only be amended by written agreement of both Parties.

5.3 This Agreement shall be terminated if any of the following circumstances occurs:

i)	The Parties agree in writing to terminate this Agreement.

ii)	In case of either Party going through bankruptcy, reorganization, cancellation, revocation of the business license, withdrawal or merger, or dissolution, this Agreement is terminated when the counter Party sends a written notice of termination of this Agreement to the other Party.

iii)	In case of either Party fails to perform the contractual obligations resulting in the substantial inability of such Party to perform this Agreement, this Agreement is terminated when the other Party sends a written notice of termination of this Agreement to such Party.

iv)	Due to changes in the situation caused by law or governmental orders, the continued performance of the agreement will violate applicable laws or orders by any governmental authorities.

v)	By Party A or Party B, upon the delivery of a written notice to the other Party on or after [Redacted] (the “Long Stop Date”), if Party A has not commenced providing the Service by the close of business on the Long Stop Date, provided, however, that (i) Party A shall not be entitled to terminate this Agreement pursuant to this Clause 5.3(iv) if Party A has breached this Agreement and such breach has resulted in the failure of such commencement of Service to take place and (ii) Party B shall not be entitled to terminate this Agreement pursuant to this Clause 5.3(iv) if Party B has breached this Agreement and such breach has resulted in the failure of such commencement of Service to take place.

5.4 Commitment and Guarantee of the Parties:

i)	The Parties promise to have the legal rights and capacity to conclude this agreement, and have the related legal qualifications to sign and execute this Agreement, and are obliged to provide true, legal, accurate and effective information and data in accordance with relevant laws and regulations.

ii)	The Parties shall abide by the principle of good faith, refrain from taking unfair competition behaviors during the transaction, not disrupting the normal order of online transactions, or engaging in acts that harm the legitimate interests of any third party.

iii)	Party A promises that the Service it provides to Party B meets Party B’s requirements. The information, materials and implementations related to the Service provided by Party A are in compliance with relevant laws, regulations, national mandatory standard and terms of this Agreement.

iv)	Party A shall be responsible for the quality of the Service provided to Party B. If Party A fails to provide agreed mining capacity at its own fault, Party A shall be borne any and all reasonable losses incurred to Party B arising from or relating to the Service provided by Party A.

v)	Party A shall take necessary technical measures to ensure the normal operation of the Equipment. Party A shall take remedial measures immediately if any security risks occur or may occur, including but not limited to physical security risks, information security risks, and network security risks, and shall inform Party B within 36 hours since these risks take place.

vi)	Party A shall take best efforts to maintain the Equipment for normal network operation and services for 24 hours a day and 7 days a week. The Equipment should have strict network firewall settings, integral fire and disaster prevention facilities, and the active response of operation and maintenance personnel shall be ensured.

6. CONFIDENTIALITY CLAUSE

6.1 Confidential Information means all technical and non-technical information (including but not limited to product information, product plans, pricing, financial and marketing plans, business strategies, customer information, customer data, research and development information, software and hardware, API application data interfaces, technical specifications, designs, special formulas, special algorithms, etc.) disclosed by one Party to the other Party (the “Confidential Information”).

6.2 Each Party agrees to maintain the confidentiality of the other Party's confidential information as described above and to strictly limit access to such confidential information to those employees who are bound by the confidentiality obligations of this clause. The recipient of the Confidential Information shall not disclose the Confidential Information except to the extent that such Confidential Information is legally required by state authorities or is already in the public domain.

6.3 The Parties expressly acknowledge that the Confidential Information is the key confidential information of both Parties and is an important asset of each Party, and the Parties agree to use their best endeavors to protect the Confidential Information from disclosure. In the event of any disclosure of such confidential information, the Parties shall cooperate in taking all reasonable measures to avoid or mitigate the consequences of such disclosure.

6.4 This Clause 6 shall not be terminated by the termination of this Agreement.\

6.5 Notwithstanding anything else to the contrary in this Agreement, the Parties agree that Party B may issue one or more press releases and make filings with the SEC or the relevant stock exchanges disclosing, to the extent not previously publicly disclosed, this Agreement, the other transaction documents related hereto and all material terms of the transactions contemplated hereby; provided, that prior to such public disclosure, Party B shall send the draft disclosures for the Party A’s review and confirmation.

7. LIABILITY FOR BREACH OF CONTRACT

7.1 Any Party to this Agreement is liable for breach of contract in accordance with the applicable law.

7.2 Party B understands that, in view of the special nature of computers and the Internet, the following circumstances do not constitute a breach of contract by Party A.

i)	Party A needs to interrupt the Service for a short period of time while performing server configuration and maintenance.

ii)	The speed of Party B's access is reduced due to blockage of access on the Internet.

iii)	In no event shall Party A be liable for any indirect, consequential, exemplary, incidental, special or other damages.

7.3 In the event any breach by Party B, BITMAIN shall, at its sole and absolute discretion, be entitled to: (a) charge default interest on all unpaid amount, at the rate of ([Redacted]%) per annum; and (b) continue to perform its obligations with respect to the sale of the Products, provided that, in each case, any and all the costs, expenses, losses, claims, damages or liabilities of any kind or nature that BITMAIN may suffer shall be fully indemnified by the Purchaser. (c) if, due to Party B’s breach of Clause 2.1, Party B and its Local Entities failed to sign the SPA as Exhibit A, claim Compensation as stipulated in Clause 2.4 from Party B and this Compensation may be settled on such date mutually agreed by the Parties by Party B through, but not limited to, the following methods: BITMAIN offsetting the Compensation against payments already made by Party B, or Party B returning any mining rewards held with third parties to BITMAIN.

7.4 Notwithstanding anything herein to the contrary, in all places where this Agreement provides that a payment by Party B is to be made in such manner as be mutually agreed in writing by the Parties, Party B shall have no obligation whatsoever under this Agreement to make such payment unless and until such mutual agreement has been reached, provided that Party B shall have the right to make such payment (in full or in part) at any time prior to such mutual agreement having been reached.

8. FORCE MAJEURE

8.1 In case of force majeure, any Party is unable to perform this Agreement in whole or in part or delays the performance of this Agreement, it shall notify the other Party of the event in writing within five days from the date of the force majeure event, and submit the certificate leading to its inability or delay in performing the agreement in whole or in part to the counter Party within 20 days from the date of the occurrence of the event.

8.2 In the event of a force majeure event, the Party suffering from the force majeure may suspend the performance of its obligations under this agreement within the delay period caused by the force majeure, which shall not be regarded as a breach of contract. The Party suffering from force majeure shall take all necessary measures to reduce losses and resume the performance of this agreement immediately after the incident is eliminated, unless the performance of this agreement is no longer possible or unnecessary.

8.3 The term "force majeure" in this article refers to objective events that cannot be foreseen, avoided or overcome, including natural disasters such as floods, volcanic eruptions, earthquakes, landslides, fires, storms and severe weather, as well as social abnormal events such as wars and strikes, unrest, etc., as well as government actions such as government intervention, restrictions, prohibitions, etc.

9. GOVERNING LAW AND DISPUTE RESOLUTION

9.1 This Agreement shall be solely governed by and construed in accordance with the laws of Hong Kong.

9.2 Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination hereof or any dispute regarding non-contractual obligations arising out of or relating to this Agreement shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Center under the HKIAC Arbitration Rules in force when the notice of arbitration is submitted. The tribunal shall be comprised of three (3) arbitrators. The claimant and respondent shall each nominate one (1) arbitrator and the third, who shall serve as president of the tribunal, shall be nominated by the Party-nominated arbitrators. The arbitration shall be conducted in English. The decision and awards of the arbitration shall be final and binding upon the parties hereto. Each Party irrevocably and unconditionally consents to such arbitration as the sole and exclusive method of resolving any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination. A request by any Party to a court of competent jurisdiction for interim measures necessary to preserve the party’s rights, including pre-arbitration attachments or injunctions, shall not be deemed incompatible with, or a waiver of, this agreement to arbitrate. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY.

10. WAIVER

Failure by either Party to enforce at any time any provision of this Agreement, or to exercise any election of options provided herein shall not constitute a waiver of such provision or option, nor affect the validity of this Agreement or any part hereof, or the right of the waiving Party to thereafter enforce each and every such provision or option.

11. COUNTERPARTS AND ELECTRONIC SIGNATURES

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement, and all of which, when taken together, will be deemed to constitute one and the same agreement. The facsimile, email or other electronically delivered signatures of the Parties shall be deemed to constitute original signatures, and facsimile or electronic copies hereof shall be deemed to constitute duplicate originals.

12. FURTHER ASSURANCE

Each Party undertakes to the other Party to execute or procure to be executed all such documents and to do or procure to be done all such other acts and things as may be reasonable and necessary to give all Parties the full benefit of this Agreement.

13. THIRD PARTY RIGHTS

A person who is not a Party to this Agreement has no right under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) to enforce or to enjoy the benefit of any term of this Agreement.

14. MISCELLANEOUS

14.1 Unless otherwise agreed in this Agreement, this Agreement, including Service Order executed by the Parties, constitutes the only complete expression of the terms and conditions set forth herein. Upon mutual agreement and signing of supplementary agreements, the Parties may amend, alter or terminate this Agreement in advance.

14.2 This Agreement shall become effective on the date when the Parties execute and seal this Contract. After this Agreement is executed, the scanned copies, copies, faxes, etc. shall have the same legal effect as the original. This Agreement is in duplicate, with each Party holding one copy, with the same legal effect.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

[The remainder of this page is intentionally left blank]

[Signature Page]

For and on behalf of	For and on behalf of

Bitmain Development Limited (Party A)	Cango Inc. (Party B)

/s/ [Redacted]	/s/ Jiayuan Lin
Authorized Signature	Authorized Signature
Name: [Redacted]	Name: Jiayuan Lin
Title: Director	Title: Director

APPENDIX A

Service Order

[Redacted]

Exhibit A

Exhibit A Form of Sales and Purchase Agreements

DATED [*], 2024

THIS SALES AND PURCHASE AGREEMENT (the “SAP”) is entered on [*], 2024.

BETWEEN:

(1)	[*], a company existing under the laws of [*] (Company No.: [*]), with its registered office at [*] (“BITMAIN”); and

(2)	[*], an company incorporated under the Laws of [*], having its principal address at [*] (the “Purchaser”).

Each of the parties to this SPA is referred herein individually as a “Party” and collectively as the “Parties”.

WHEREAS:

(A)     Purchaser fully understands the market risks, the price-setting principles and the market fluctuations relating to the products of BITMAIN and is familiar with the purchase and ordering process of products of BITMAIN.

(B)     Purchaser agrees to purchase and BITMAIN agrees to supply the Purchased Assets (as defined below) in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in this SPA, the Parties agree as follows:

1.	Definitions and Interpretations

1.1	The following terms, as used herein, have the following meanings:

•	“Affiliate(s)” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

•	“Applicable Law(s)” means any treaty, law, decree, order, regulation, decision, statute, ordinance, rule, directive, code or other document that has legal force under any system of law, including, without limitation, local law, law of any other state or part thereof or international law, and which creates or purports to create any requirement or rule that may affect, restrict, prohibit or expressly allow the terms of this Agreement or any activity contemplated or carried out under this Agreement.

•	“Business Day(s)” means a day (other than Saturday or Sunday) on which banking institutions in the PRC, Singapore, Hong Kong and the Relevant Jurisdiction are open generally for normal banking business.

•	“Contracted Hashrate” means the aggregation of the hashrate of all the Products as set forth in Appendix A.

•	“Control” means, with respect to any Person, the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, provided that in the case of a Person that is an entity, such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the holders of the shares or other equity interests or registered capital of such Person or power to control the composition of a majority of the board of directors or similar governing body of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

•	“Data Center Facility” means the data center facility operated by BITMAIN, its Affiliate or, subject to the prior written consent of the Purchaser, a third party designated by BITMAIN, the address of which is set forth in Appendix A.

•	“Delivery Period” means the time period when BITMAIN shall deliver the Products pursuant to Clause 4.1 as set forth in Appendix A.

•	“Digital Currency” means USDT, USDC or any other digital currency as agreed between the Parties in writing.

•	“Encumbrances” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, preemptive right, option, right of first refusal, conditional sale, community property interest, equitable interest, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

•	“Fiat Currency” means US Dollar, or any other government-issued currency designated as legal tender in its country of issuance through government decree, regulation, or law.

•	“Force Majeure Event(s)” means in respect of either Party, any event or occurrence whatsoever beyond the reasonable control of that Party, non-foreseeable, or even if foreseen, was unavoidable and occurs after the date of this Agreement in or affecting such Party, which include, without limitation, war (declared or undeclared), terrorist activities, acts of sabotage, blockade, fire, lightning, acts of God, national strikes, riots, insurrections, civil commotions, quarantine restrictions, epidemics, earthquakes, landslides, avalanches, floods, hurricanes, explosions, acts of government, and other instances which are accepted as a force majeure event in general international commercial practice. For the avoidance of doubt, any prohibition or restriction in relation to the production and/or sale, exportation, importation, operation and maintenance of cryptocurrency mining hardware, as well as the conduct of cryptocurrency mining activities and trading of cryptocurrency declared by any Governmental Authority (other than the local Governmental Authority with competent authority over BITMAIN) shall not constitute a Force Majeure Event.

•	“Governmental Authority” means any government of any nation, federation, province, state or locality or any other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of any country, or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization or national or international stock exchange on which the securities of the applicable Person or its Affiliates are listed.

•	“Intellectual Property Rights” means any and all intellectual property rights, including but not limited to those concerning inventions, patents, utility models, registered designs and models, engineering or production materials, drawings, trademarks, service marks, domain names, applications for any of the foregoing (and the rights to apply for any of the foregoing), proprietary or business sensitive information and/or technical know-how, copyright, authorship, whether registered or not, and any neighbor rights.

•	“Person” means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity (whether or not having separate legal personality).

•	“Purchase Unit Price” the per T unit price of the Products, as set forth in Appendix A.

•	“Product(s)” means the cryptocurrency mining hardware and other equipment or merchandise that BITMAIN will sell to the Purchaser in accordance with this Agreement, details of which are set forth in Appendix A.

•	“Quantity of the Products” means the quantity of the Products as set forth in Appendix A, being the quotient of the Contracted Hashrate divided by Rated Hashrate per Unit as set forth in Appendix A, which is for reference only and shall not be deemed as any representation, warranty or covenant made by BITMAIN. The Quantity of the Products shall be automatically adjusted in accordance with the change (if any) of the Rated Hashrate per Unit of the delivered Products.

•	“Rated Hashrate per Unit” means the rated hashrate of each unit of the Products as set forth in Appendix A, which is for reference only and shall not be deemed as any representation, warranty or covenant made by BITMAIN.

•	“Relevant Contracts” means the operations agreements, the power purchase agreement, services agreements or other contracts that are reasonably necessary for the maintenance and operation of the Products in the ordinary course of business consistent with past practice in which such Products are maintained and operated. BITMAIN shall make reasonable efforts to provide these documents to the extent available.

•	“Relevant Jurisdiction” means the State of Georgia, the United States of America.

•	“Total Purchase Price” means the total purchase price of the Products as set forth in Appendix A, being the product of Purchase Unit Price multiplied by the Contracted Hashrate.

•	“US$”, “USD” or “US Dollar(s)” means the lawful currency of the United States of America.

•	“Warranty Period” means the period of time that the Products are covered by the warranty granted by BITMAIN or its Affiliates in accordance with Clause 6.

•	“Warranty Start Date” means [Redacted], as recorded on BITMAIN Website (as defined below).

1.2	In this Agreement, unless otherwise specified:

(a)	Any singular term in this Agreement shall be deemed to include the plural and vice versa where the context so requires.

(b)	The headings in this Agreement are inserted for convenience only and shall not be taken into consideration in the interpretation or construction of this Agreement.

(c)	References to Clause(s) and Appendix(es) are references to Clause(s) and Appendix(es) of this Agreement.

(d)	The Appendixes form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement.

(e)	Unless specifically stated otherwise, all references to days shall mean calendar days.

(f)	Any reference to a code, law, statute, statutory provision, statutory instrument, order, regulation or other instrument of similar effect shall include any re-enactment or amendment thereof for the time being in force.

(g)	If any payment hereunder would have been, but for this Clause 1.2(g), due and payable on a date that is not a Business Day, then such payment shall instead be due and payable on the first Business Day after such date.

2.	Sales and Purchase of Products

2.1	Subject to the terms and conditions set forth herein, the Purchaser agrees to purchase the Products and the Relevant Assets of the Products at the Total Purchase Price.

3.	Price and Terms of Payment

3.1	The Purchaser shall pay the Total Purchase Price at such time and in such manner as be mutually agreed in writing by the Parties. Notwithstanding anything herein to the contrary, in all places where this Agreement provides that a payment by the Purchaser is to be made at such time and in such manner as be mutually agreed in writing by the Parties, the Purchaser shall have no obligation whatsoever under this Agreement to make such payment unless and until such mutual agreement has been reached, provided that the Purchaser shall have the right to make such payment (in full or in part) at any time prior to such mutual agreement having been reached.

3.2	All sums to be paid by any Party under this Agreement shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim. Unless otherwise explicitly specified herein, any and all payments to be made by the Purchaser (including, without limitation, the payment of the Total Purchase Price) are not refundable under any circumstances (including, without limitation, if this Agreement is terminated for any reason).

3.3	Without prejudice to the foregoing, the Parties acknowledge and agree that BITMAIN may set off and appropriate and apply any and all deposit and credit balance of the Purchaser held by BITMAIN against any payment obligation due and payable by the Purchaser to BITMAIN, including but not limited to any liquidated damages, indemnities, liabilities, etc.

3.4	In the event that the Purchaser shall have failed to fulfill its obligations in accordance with Clause 3.1 and Clause 3.3 without prior written consent of BITMAIN, BITMAIN, at its sole and absolute discretion, shall be entitled to: (a) charge default interest on all unpaid amount with respect to the Products, at the rate of [Redacted] percent ([Redacted]%) per annum; and (b) continue to perform its obligations with respect to the sale of the Products, provided that, in each case, any and all the costs, expenses, losses, claims, damages or liabilities of any kind or nature that BITMAIN may suffer shall be fully indemnified by the Purchaser.

3.5	The Purchaser shall complete the relevant order processing procedures on the official website of BITMAIN: https://shop.bitmain.com (the “BITMAIN Website”) in accordance with BITMAIN’s instructions.

3.6	The Parties hereby agree and acknowledge that all sums payable under the terms of this Agreement, as explicitly outlined in the mutually agreed upon payment terms, shall be inclusive of any taxes deemed applicable by relevant tax authorities at the time of payment.

3.7	Each party shall be responsible for complying with the tax laws applicable to its own activities and legal obligations arising from this agreement. Each Party agrees to maintain all necessary documentation and records in a manner that is transparent and auditable, to support compliance with applicable tax laws and facilitate any potential reviews or audits by tax authorities.

4.	Delivery of Products

4.1	The Parties agree that the delivery of the Products shall be completed as follows:

(a)	BITMAIN shall notify the Purchaser when the Products or a portion of the Products are ready for delivery (“Ready-to-Ship Notification”) during or after the Delivery Period as set forth in Appendix A (in any event no later than 30th day after the expiration of the Delivery Period as set forth in Appendix A), provided that, the Purchaser shall have fulfilled its payment obligations in accordance with this Agreement. For each batch, BITMAIN shall be entitled to ship by installments and send a Ready-to-Ship Notification for each installment. BITMAIN shall be deemed to have fulfilled its obligation to deliver the Products (or the relevant portion of the Products, as applicable) once BITMAIN sends the Purchaser the Ready-to-Ship Notification.

(b)	Within three (3) days upon the receipt of the Ready-to-Ship Notification, the Purchaser shall inform BITMAIN in writing of the information required for configuration of the Products (the “Confirmation”).

(c)	Within three (3) days after BITMAIN’s receipt of the Confirmation, on the date hereof and upon receipt of the Confirmation, BITMAIN shall configure the Products with the information provided by the Purchaser in the Confirmation. The title to the Products shall pass to the Purchaser upon the completion of the configuration of the Products. The Purchaser shall inspect the Products within seven (7) days (the “Acceptance Time”) after receiving the Products (the date of completion of the configuration of the Products shall be the date of receipt). If the Purchaser does not raise any written objection within the Acceptance Time, the Products delivered by BITMAIN shall be deemed to be in full compliance with the provisions of this Agreement.

(d)	Notwithstanding anything to the contrary stipulated in any Applicable Laws, the risk of loss or damage to the Products (or the relevant portion of the Products, as applicable) shall pass to the Purchaser when BITMAIN is deemed to have fulfilled its obligation of delivery in accordance with this Clause 4.1. For the avoidance of doubt, all fees, costs, expenses and charges in connection with the delivery of the Products shall be borne by the Purchaser.

(e)	[Under no circumstance shall BITMAIN be required to refund the payment already made if the Purchaser fails to provide the Confirmation]

4.2	Subject to Clause 4.1, the terms of delivery of the Products shall be EXW (Data Center Facility) according to Incoterms 2020.

4.3	If BITMAIN, at its own fault, fails to send the Ready-to-Ship Notification within thirty (30) days after expiration of the Delivery Period as set forth in Appendix A and the Purchaser does not cancel such batch of Products and requests BITMAIN to perform its delivery obligations, BITMAIN shall make a compensation to the Purchaser on daily basis, the amount of which shall equal to [Redacted]% of the respective price of such undelivered batch of Products, which already paid by the Purchaser, which compensation shall be made in the form of delivery of more Products increasing the total hashrate. Compensation amount less than the equivalence to the Rated Hashrate per Unit of Product shall be credited to the balance of the Purchaser.

4.4	Notwithstanding anything to the contrary contained in Clauses 4.3 and 4.4, under no circumstances, BITMAIN shall be responsible for removal of the Products from the Data Center Facility, nor shall it be liable for any costs, expenses, losses, claims, liabilities or damages of any kind or nature, whether direct, indirect, incidental, consequential, or otherwise, for any failure, delay or error in delivery, removal or transportation of any Products for any reason whatsoever, including but not limited to any reason caused by any third party, such as carriers, customs, import brokers.

4.5	BITMAIN shall not be responsible for, and the Purchaser shall be fully and exclusively responsible for any loss of Product(s), personal injury, property damage, other damage or liability caused by the Product(s) or the delivery, removal or transportation of the Product(s) either to the Purchaser or any third party, or theft of the Product(s) during transportation from BITMAIN to the Purchaser.

4.6	If the Purchaser fails to provide BITMAIN with the Confirmation or any configuration information as required by BITMAIN, or the Purchaser rejects to accept the Products when delivered, any related costs occurred (including storage costs, warehousing charge and labor costs) shall be borne by the Purchaser.

4.7	The Products delivered are neither returnable nor refundable.

5.	Limitation of Liability

5.1	As far as permitted by laws, except for the warranty as set forth in Clause 6, BITMAIN provides no other warranty, explicit or implied, in any form, including but not limited to the warranty of the marketability, satisfaction of the quality, suitability for the specific purpose, not infringing third party’s right, etc. In addition, BITMAIN shall not be responsible for any direct, specific, incidental, accidental or indirect loss arising from the possession, use, operation and/or maintenance of the Products, including but not limited to the loss of commercial profits.

5.2	BITMAIN shall not be liable for any loss caused by:

(a)	failure of the Purchaser to use the Products in accordance with the manual, specifications, operation descriptions or operation conditions of the Products provided by BITMAIN or otherwise in writing;

(b)	the non-operation of the Products during the replacement/maintenance period or caused by other reasons; or

(c)	confiscation, seizure, search or other actions taken by government agencies such as customs.

6.	Warranty

6.1	The Warranty Period shall start on the Warranty Start Date and end on the 180th day after the Warranty Start Date. During the Warranty Period, the Purchaser’s sole and exclusive remedy, and entire liability of BITMAIN, will be to repair or replace, at the option of BITMAIN, the defective part/component of the Product(s) or the defective Product(s) at no charge to the Purchaser (the “Warranty”). If the Purchaser requires BITMAIN to provide any Warranty services, the Purchaser shall complete the appropriate actions on BITMAIN Website in accordance with the requirements of BITMAIN and send the Product(s) to the place designated by BITMAIN within the time limit required by BITMAIN. Otherwise, BITMAIN shall be entitled to refuse to provide the Warranty services.

6.2	The Parties acknowledge and agree that the Warranty provided by BITMAIN as stated in the preceding paragraph does not apply to the following:

(a)	normal wear and tear;

(b)	damage resulting from accident, abuse, misuse, neglect, improper handling or improper installation;

(c)	damage or loss of the Product(s) caused by undue physical or electrical stress, including but not limited to moisture, corrosive environments, high voltage surges, extreme temperatures, shipping, or abnormal working conditions;

(d)	damage or loss of the Product(s) caused by acts of nature including, but not limited to, floods, storms, fires, and earthquakes;

(e)	damage caused by operator error, or non-compliance with instructions as set out in accompanying documentation provided by BITMAIN;

(f)	alterations by persons other than BITMAIN, or its associated partners or authorized service facilities;

(g)	Product(s), on which the original software has been replaced or modified by persons other than BITMAIN, or its associated partners or authorized service facilities;

(h)	counterfeit products;

(i)	damage or loss of data due to interoperability with current and/or future versions of operating system, software and/or hardware;

(j)	damage or loss of data caused by improper usage and behavior which is not recommended and/or permitted in the product documentation provided by BITMAIN;

(k)	failure of the Product(s) caused by usage of products not supplied by BITMAIN; and

(l)	burnt hash boards or chips.

In case the warranty is voided, BITMAIN may, at its sole and absolute discretion, provide repair service to the Purchaser, and the Purchaser shall bear all related expenses and costs.

6.3	Notwithstanding anything to the contrary herein, the Purchaser acknowledges and agrees that the Products provided by BITMAIN do not guarantee any cryptocurrency mining time and, BITMAIN shall not be liable for any cryptocurrency mining time loss or cryptocurrency mining revenue loss that are caused by downtime of any part/component of the Products. BITMAIN does not warrant that the Products will meet the Purchaser’s requirements or the Products will be uninterrupted or error free. Except as expressly provided in Clause 6.1, (i) the Purchaser acknowledges and agrees that the Products provided by BITMAIN are sold on an “as is” basis, (ii) BITMAIN makes no warranties to the Purchaser with respect to the Products, and (iii) no warranties of any kind, whether written, oral, express, implied or statutory, including warranties of merchantability, fitness for a particular purpose or non-infringement or arising from course of dealing or usage in trade shall apply.

6.4	In the event of any ambiguity or discrepancy between this Clause 6 and after-sales service policy of BITMAIN or its related Affiliate (as applicable) as of the date hereof, it is intended that such after-sales service policy shall prevail and the Parties shall comply with and give effect to the after-sales service policy. Please refer to BITMAIN Website for detailed terms of warranty and after-sales maintenance.

6.5	During the Warranty Period, if the hardware of the Product(s) needs to be repaired or replaced, the Purchaser shall bear the logistics costs of shipping the Product(s) to the address designated by BITMAIN, and BITMAIN shall bear the logistics costs of shipping back the repaired or replaced Product(s) to the original address where such Product(s) is shipped from. The Purchaser shall bear all and any additional costs incurred due to incorrect or incomplete delivery information provided by the Purchaser and all and any risks of loss or damage to the Product(s), or the parts or components of the Products(s) during the transportation period (including the transportation period when the Product is sent to BITMAIN and returned by BITMAIN to the Purchaser).]

7.	Representations and Warranties

7.1	Each Party makes the following representations and warranties to the other Party:

(a)	It is duly incorporated or organized, validly existing and in good standing (or equivalent status) under the laws of the jurisdiction of its incorporation or organization. It has the full power and authority to own its assets and carry on its businesses.

(b)	The obligations expressed to be assumed by it under this Agreement are legal, valid, binding and enforceable obligations.

(c)	It has the power to enter into, perform and deliver, and has taken all necessary action to authorize its entry into, performance and delivery of, this Agreement and the transactions contemplated by this Agreement.

(d)	The entry into and performance by it of, and the transactions contemplated by, this Agreement do not and will not conflict with any Applicable Laws, its constitutional documents; or any agreement or instrument binding upon it or any of its assets.

(e)	All authorizations required or desirable, to enable it lawfully to enter into, exercise its rights under and comply with its obligations under this Agreement; to ensure that those obligations are legal, valid, binding and enforceable; and to make this Agreement admissible in evidence in its jurisdiction of incorporation, have been, or will have been by the time, obtained or effected and are, or will be by the appropriate time, in full force and effect.

(f)	It is not aware of any circumstances which are likely to lead to any authorization obtained or effected not remaining in full force and effect, any authorization not being obtained, renewed or effected when required or desirable; or any authorization being subject to a condition or requirement which it does not reasonably expect to satisfy or the compliance with which has or could reasonably be expected to have a material adverse effect.

(g)	It is not the target of economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom (“Sanctions”), including by being listed on the Specially Designated Nationals and Blocked Persons (“SDN”) List maintained by OFAC or any other Sanctions list maintained by one of the foregoing governmental authorities, directly or indirectly owned or controlled by one or more SDNs or other Persons included on any other Sanctions list, or located, organized or resident in a country or territory that is the target of Sanctions; and (b) the purchase of the Products will not violate any Sanctions or import and export control related laws and regulations.

(h)	It acknowledges and agrees that, in entering into this Agreement, each Party has relied on the representations and warranties of the other Party set forth in this Clause 7.1 and Clause 14.

7.2	BITMAIN makes the following representations and warranties to the Purchaser:

a)	BITMAIN has good, valid and marketable title to all of the Purchased Assets, free and clear of Encumbrances. The Purchased Assets are in good condition and are adequate for the uses to which they are being put, and none of such Purchased Assets are in need of maintenance or repairs except for ordinary, routine maintenance.

b)	The Products have been reviewed for compliance with export control laws and regulations of all relevant countries, including but not limited to the Ex-port Administration Regulations (“EAR”) of the United States, and have been classified or otherwise designated under the EAR as “EAR99”.

8.	Indemnification and Limitation of Liability

8.1	Each Party shall, during the term of this Agreement and at any time there-after, indemnify and save the other Party and/or its Affiliates, each such Per-son’s respective officers, directors, employees, attorneys, agents and representatives, harmless from and against any and all damages, suits, claims, judgments, liabilities, losses, fees, costs or expenses of any kind, that may be imposed on, incurred by or asserted, or threatened to be asserted, against such Person, including legal fees and other costs of investigation or defense, what-soever arising out of a breach by such Party of its representations, warranties or agreement in this Agreement.

8.2	Notwithstanding anything to the contrary herein, each Party and its Affili-ates shall under no circumstances, be liable to the other Party for any conse-quential loss, or any indirect, incidental, special, exemplary or punitive damages, or any measure of damages based on diminution in value or based on any loss of goodwill, business, anticipated profits, revenue, contract, or business oppor-tunity or similar concept arising out of or in connection with this Agreement, and each Party hereby waives any claim it may at any time have against the other Party and its Affiliates in respect of any such damages. The foregoing limitation of liability shall apply whether in an action at law, including but not limited to contract, strict liability, negligence, willful misconduct or other tor-tious action, or an action in equity.

8.3	Each Party and its Affiliates’ cumulative aggregate liability pursuant to this Agreement, whether arising from tort, breach of contract or any other cause of action shall be limited to and not exceed the amount of one hundred percent (100%) of the Total Purchase Price (and, in the case of BITMAIN, further limited to the amount of the payment actually received by BITMAIN for the Products under this Agreement).

8.4	The Products are not designed, manufactured or intended for use in hazardous or critical environments or in activities requiring emergency or fail-safe operation, such as the operation of nuclear facilities, aircraft navigation or communication systems or in any other applications or activities in which failure of the Products may pose the risk of environmental harm or physical injury or death to humans. In addition to the disclaimer of warranties set forth in Clause 6.3, BITMAIN further disclaims any express or implied warranty of fitness for any of the above-described applications and any such use shall be at the Purchaser’s sole risk.

8.5	The above limitations and exclusions shall survive and apply: (a) notwith-standing failure of essential purpose of any exclusive or limited remedy; and (b) whether or not a Party has been advised of the possibility of such damages. The Parties acknowledge the limitation of liability and the allocation of risks in this Clause 8 is an essential element of the basis of the bargain between the Parties under this Agreement and pricing of the Products reflects this allocation of risks and the abovementioned limitations of liability.

9.	Distribution

9.1	This Agreement does not constitute a distributor agreement between BITMAIN and the Purchaser. Therefore, the Purchaser acknowledges that it is not an authorized distributor of BITMAIN.

9.2	The Purchaser shall in no event claim or imply to a third party that it is an authorized distributor of BITMAIN or BITMAIN (ANTMINER) or their respective Affiliates, or perform any act that will cause it to be construed as an authorized distributor of BITMAIN or BITMAIN (ANTMINER) or their respective Affiliates. As between the Purchaser and BITMAIN, the Purchaser shall be exclusively and fully responsible for complying with the Applicable Laws regarding repackaging the Products for the Purchaser’s redistribution needs, and shall be solely liable for any and all liabilities or costs directly incurred or incidental to such redistribution.

10.	Intellectual Property Rights

10.1	The Parties agree that the Intellectual Property Rights in any way contained in the Products, made, conceived or developed by BITMAIN and/or its Affiliates for the Products under this Agreement and/or, achieved, derived from, related to, connected with the provision of the Products by BITMAIN and/or acquired by BITMAIN from any other person in performance of this Agreement shall be the exclusive property of BITMAIN and/or its Affiliates.

10.2	Notwithstanding anything to the contrary herein, all Intellectual Property Rights in the Products shall remain the exclusive property of BITMAIN and/or its Affiliates (as applicable) and/or their licensors. Except for licenses explicitly identified in shipping confirmation of BITMAIN or in this Clause 10.2, no rights or licenses are expressly granted, or implied, whether by estoppel or otherwise, in respect of any Intellectual Property Rights of BITMAIN and/or its Affiliates and/or their licensors or any Intellectual Property residing in the Products provided by BITMAIN to the Purchaser, including in any documentation or any data furnished by BITMAIN and/or its Affiliates and/or their licensors. BITMAIN grants the Purchaser a non-exclusive, non-transferrable, royalty-free and irrevocable license of BITMAIN and/or its Affiliate and/or their licensors’ Intellectual Property Rights to solely use the Products delivered by BITMAIN to the Purchaser for their ordinary function, and subject to the provisions set forth herein. The Purchaser shall in no event violate the Intellectual Property Rights of BITMAIN and/or its Affiliates and/or their licensors.

10.3	The Purchaser shall not illegally use or infringe the Intellectual Property Rights of the Products in any way. Otherwise, BITMAIN and/or its Affiliates (as applicable) shall have the right to request the Purchaser to take immediate remedial measures and assume full responsibilities, including but not limited to ceasing the infringement immediately, eliminating the impact, and compensating BITMAIN, its Affiliates (as applicable) and/or its suppliers for all losses arising out of the infringement, etc.

10.4	The Purchaser shall not use any technical means to disassemble, mapping or analyze the Products of BITMAIN and/or its Affiliates (as applicable), and shall not reverse engineer or otherwise attempt to derive or obtain information about the function, manufacture or operation of the Products, to retrieve relevant technical information of the Products and use it for commercial purposes. Otherwise, the Purchaser shall be liable for losses caused to BITMAIN and/or its Affiliates (as applicable) in accordance with Clause 10.3.

10.5	If applicable, payment by the Purchaser of non-recurring charges to BITMAIN for any special designs, or engineering or production materials required for performance of BITMAIN of obligations for customized Products, shall not be construed as payment for the assignment from BITMAIN to the Purchaser of title to such special design, engineering or production materials. BITMAIN shall be the sole owner of such special designs, engineering or production materials with regard to such Products.

11.	Confidentiality and Communications

11.1	All information concerning this Agreement and matters pertaining to or derived from the provision of Products pursuant to this Agreement between the Parties, whether in oral or written form, or in the form of drawings, computer programs or other, as well as all data derived therefrom (“Confidential Information”), shall be deemed to be confidential and, as such, may not be divulged to any unauthorized person. The Purchaser undertakes and agrees to take all reasonable and practicable steps to ensure and protect the confidentiality of the Confidential Information which cannot be passed, sold, traded, published or disclosed to any unauthorized person.

11.2	Notwithstanding Clause 11.1, in the event that any Party is requested by any Governmental Authority or becomes legally compelled (including, without limitation, pursuant to Applicable Laws and regulations or in connection with any legal, judicial, arbitration or administrative proceedings) to disclose any Confidential Information, such Party (the “Disclosing Party”) shall, to the extent practicable and permitted by Applicable Laws, provide the other Parties (the “Non-Disclosing Parties”) with prompt written notice of that fact and use reasonable efforts to seek (with the cooperation and reasonable efforts of the other Parties), at the Disclosing Party’s costs, a protective order (in any event without initiating any litigation or similar proceedings), confidential treatment or other appropriate remedy with respect to the information which is requested or legally required to be disclosed. In such event, the Disclosing Party shall furnish only that portion of the information which is requested or legally required to be disclosed and shall exercise reasonable efforts to keep confidential such information to the extent reasonably requested by any Non-Disclosing Party.

11.3	Notwithstanding anything else to the contrary in this Agreement, the Parties agree that the Purchaser may issue one or more press releases and make filings with the U.S. Securities and Exchange Commission or the relevant stock exchanges disclosing, to the extent not previously publicly disclosed, this Agreement and all material terms of the transactions contemplated hereby.

12.	Term of this Agreement

12.1	This Agreement may not be terminated except with the mutual written consent of the Parties.

12.2	This Agreement shall be effective upon execution by both Parties of this Agreement.

13.	Notices

13.1.	All notices, requirements, requests, claims, and other communications in relation to this Agreement shall be in writing, and shall be given or made by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) or electronic mail to the respective Parties at the addresses specified below or at such other address for a Party as may be specified in a notice given in accordance with this Clause 13.

13.2.	Each Party undertakes that the documents, materials, vouchers, order information, payment account information, credential numbers, mobile phone numbers, transaction instructions and so on provided by such Party to the other Party shall be true, correct, complete and effective, and the information does not contain any statement that is false or misleading.

13.3.	If there is any suspicious transaction, illegal transaction, risky transaction or other risky events of the Purchaser’s account registered on BITMAIN Website, the Purchaser agrees that BITMAIN shall have the right to disclose the Purchaser’s registration information, transaction information, identity information, and logistics information upon the request of relevant judicial agencies or regulatory agencies for investigation purpose (and only to the extent of such request), provided that, to the extent permitted by such agencies, BITMAIN shall promptly (and in any event within two (2) Business Days) notify the Purchaser of any such request for disclosure. In addition, if necessary, the Purchaser shall provide further information upon request of BITMAIN but only to the extent requested by the foregoing agencies.

13.4.	The following are the initial address of each Party:

•	If to the Purchaser:

Address: [*]
Attn: [Redacted]
Telephone: [*]
Email: [Redacted]

•	If to BITMAIN:

Address: [Redacted]
Attn: [*]
Email: [Redacted]

13.5.	All such notices and other communications shall be deemed effective in the following situations:

(a)	if sent by delivery in person, on the same day of the delivery;

(b)	if sent by registered or certified mail or overnight courier service, on the same day the written confirmation of delivery is sent; and

(c)	if sent by electronic mail, at the entrance of the related electronic mail into the recipient’s electronic mail server.

14.	Compliance with Laws and Regulations

14.1	The Purchaser undertakes that it will fully comply with all Applicable Laws in relation to export and import control and Sanctions and shall not take any action that would cause BITMAIN or any of its Affiliates to be in violation of any export and import control laws or Sanctions. The Purchaser shall also be fully and exclusively liable for and shall defend, fully indemnify and hold harmless BITMAIN and/or its Affiliates from and against any and all claims, demands, actions, costs or proceedings brought or instituted against BITMAIN and/or its Affiliates arising out of or in connection with any breach by the Purchaser or the carrier of any Applicable Laws in relation to export and import control or Sanction.

14.2	The Purchaser acknowledges and agrees that the Products in this Agreement are subject to the export control laws and regulations of all related countries, including but not limited to Export Administration Regulations of the United States (“EARs”). Without limiting the foregoing, the Purchaser shall not, without receiving the proper licenses or license exceptions from all related governmental authorities, including but not limited to the U.S. Bureau of Industry and Security, distribute, re-distribute, export, re-export, or transfer any Products subject to this Agreement either directly or indirectly, to any national of any country identified in Country Groups D:1 or E:1 as defined in the EARs. In addition, the Products under this Agreement may not be exported, re-exported, or transferred to (a) any person or entity for military purposes; (b) any person or entity listed on the “Entity List”, “Denied Persons List” or the SDN List as such lists are maintained by the U.S. Government, or (c) an end-user engaged in activities related to weapons of mass destruction. Such activities include but are not necessarily limited to activities related to: (x) the design, development, production, or use of nuclear materials, nuclear facilities, or nuclear weapons; (y) the design, development, production, or use of missiles or support of missiles projects; and (z) the design, development, production, or use of chemical or biological weapons. The Purchaser further agrees that it will not do any of the foregoing in violation of any restriction, law, or regulation of the European Union or an individual EU member state that imposes on an exporter a burden equivalent to or greater than that imposed by the U.S. Bureau of Industry and Security.

14.3	The Purchaser undertakes that it will not take any action under this Agreement or use the Products in a way that will be a breach of any anti-money laundering laws, any anti-corruption laws, and/or any counter-terrorist financing laws.

14.4	The Purchaser warrants that the Products have been purchased with funds that are from legitimate sources and such funds do not constitute proceeds of criminal conduct, or realizable property, or proceeds of terrorism financing or property of terrorist. If BITMAIN receives, including but not limited to investigation, evidence collection, restriction and other measures, from any competent organizations or institutions, the Purchaser shall immediately cooperate with BITMAIN and such competent organizations or institutions in the investigation process, and BITMAIN may request the Purchaser to provide necessary security if so required. If any competent organizations or institutions request BITMAIN to seize or freeze the Purchaser’s Products and funds (or take any other measures), BITMAIN shall be obliged to cooperate with such competent organizations or institutions, and shall not be deemed as breach of this Agreement. The Purchaser understands that if any Person resident in the Relevant Jurisdiction knows or suspects or has reasonable grounds for knowing or suspecting that another Person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the Person will be required to report such knowledge or suspicion to the competent authority. The Purchaser acknowledges that such a report shall not be treated as breach of confidence or violation of any restriction upon the disclosure of information imposed by any Applicable Law, contractually or otherwise.

15.	Force Majeure Event

15.1	To the extent that the performance of any obligation of either Party under this Agreement (other than an obligation to make payment) is prevented, frustrated, hindered or delayed as a consequence of a Force Majeure Event and subject to the exercise of reasonable diligence by the other Party, the obligations of Parties to the extent they are affected by the Force Majeure Event (other than an obligation to make payment), shall be suspended for the duration of any inability so caused; provided that, the Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of such event: (i) notify the other Party of the nature, condition, date of inception and expected duration of such Force Majeure Event and the extent to which the claiming Party expects that the Force Majeure Event may delay, prevent or hinder such Party from performing its obligations under this Agreement; and (ii) use its best effort to remove any such causes and resume performance under this Agreement as soon as reasonably practicable and mitigate its effects.

15.2	In the case of a Force Majeure Event, this Agreement can be terminated with the mutual written consent of the Parties if the Force Majeure Event has been existing for over 60 days.

15.3	The Purchaser hereby acknowledges and warrants that this Agreement shall not be terminated by the Purchaser for the reasons of the restrictions or prohibitions of the cryptocurrency mining activities by any Applicable Laws or Governmental Authority. This Clause 15.3 shall prevail over all other clauses herein.

16.	Entire Agreement and Amendment

16.1	This Agreement constitutes the entire agreement of the Parties hereto in respect of the subject matter herein and can only be amended with the written consent of both Parties.

17.	Assignment

17.1	No Party may assign or transfer any of its rights, benefits or obligations under this Agreement to any other Person, except that each Party may assign or transfer any of its rights or benefits under this Agreement in whole or in part to its Affiliates upon the prior written notice to the other Party.

17.2	This Agreement shall be binding upon and inure to the benefit of each Party to this Agreement and its successors in title and permitted assigns. Except as otherwise expressly provided herein, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not a Party to this Agreement. Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) shall not apply to this Agreement or the other Transaction Documents.

18.	Severability

18.1	To the extent possible, if any provision of this Agreement is held to be illegal, invalid or unenforceable in whole or in part by a court, the provision shall apply with whatever deletion or modification is necessary so that such provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties. The remaining provisions of this Agreement shall not be affected and shall remain in full force and effect.

19.	Personal Data

19.1	Depending on the nature of the Purchaser’s interaction with BITMAIN, some examples of personal data which BITMAIN may collect from the Purchaser include the Purchaser’s name and identification information, contact information such as the Purchaser’s address, email address and telephone number, nationality, gender, date of birth, and financial information such as credit card numbers, debit card numbers and bank account information.

19.2	BITMAIN generally does not collect the Purchaser’s personal data unless (a) it is provided to BITMAIN voluntarily by the Purchaser directly or via a third party who has been duly authorized by the Purchaser to disclose the Purchaser’s personal data to BITMAIN (the Purchaser’s “authorized representative”) after (i) the Purchaser (or the Purchaser’s authorized representative) has been notified of the purposes for which the data is collected, and (ii) the Purchaser (or the Purchaser’s authorized representative) has provided written consent to the collection and usage of the Purchaser’s personal data for those purposes, or (b) collection and use of personal data without consent is permitted or required by related laws. BITMAIN shall seek the Purchaser’s consent before collecting any additional personal data and before using the Purchaser’s personal data for a purpose which has not been notified to the Purchaser (except where permitted or authorized by Applicable Laws).

20.	Survival

20.1	All provisions of Clauses 5, 6, 8, 9, 10, 11, 13, 14, 17 and 19 shall survive the termination or completion of this Agreement.

21.	Conflict with the Terms and Conditions

21.1	In the event of any ambiguity or discrepancy between the provisions of this Agreement and the Terms and Conditions of BITMAIN or its related Affiliate (as applicable) from time to time, the provisions of this Agreement shall prevail and the Parties shall comply with and give effect to this Agreement.

22.	Governing Law and Dispute Resolution

22.1	This Agreement shall be solely governed by and construed in accordance with the laws of Hong Kong, without regard to principles of conflict of laws.

22.2	All disputes arising under this Agreement shall be submitted to arbitration in Hong Kong in accordance with the Hong Kong International Arbitration Center Administered Arbitration Rules (the “HKIAC Rules”) in force when the notice of arbitration is submitted in accordance with the HKIAC Rules. The HKIAC Rules are deemed to be incorporated by reference to this clause. No Party to this agreement will challenge the jurisdiction or venue provisions as provided in this clause. Nothing contained herein shall prevent the Party from obtaining an injunction. The breaching Party shall bear the attorney fees and arbitration fees of the non-breaching Party. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY.

23.	Waiver

23.1	Failure by either Party to enforce at any time any provision of this Agreement, or to exercise any election of options provided herein shall not constitute a waiver of such provision or option, nor affect the validity of this Agreement or any part hereof, or the right of the waiving Party to thereafter enforce each and every such provision or option.

24.	Counterparts and Electronic Signatures

24.1	This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement, and all of which, when taken together, will be deemed to constitute one and the same agreement. The facsimile, email or other electronically delivered signatures of the Parties shall be deemed to constitute original signatures, and facsimile or electronic copies hereof shall be deemed to constitute duplicate originals.

25.	Further Assurance

25.1	Each Party undertakes to the other Party to execute or procure to be executed all such documents and to do or procure to be done all such other acts and things as may be reasonable and necessary to give all Parties the full benefit of this Agreement.

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Signed for and on behalf of BITMAIN

[*]
Signature
Title

Signed for and on behalf of the Purchaser

[*]
Signature
Title

APPENDIX A

1.	Information of Products

1.1	The specifications of the Products are as follows:

Type	Details
Product Name	[Redacted]
Model	[*]
Rated Hashrate per Unit, T	[*]
Rated Power per Unit, W	[*]
J/T	[*]
Contracted Hashrate, T	[*]
Purchase Unit Price, US$/T	[*]
Quantity of the Products	[*]
Delivery Period	On the date hereof
Data Center Facility	[*]
Description	[Redacted]

1.2	Total Purchase Price (tax inclusive): US$[XX]

1.3	Both Parties confirm and agree that BITMAIN shall be entitled to adjust the quantity of the actually delivered Products based on the total hashrate of such actually delivered Products; provided that, the total hashrate of the Products actually delivered by BITMAIN to the Purchaser shall not be less than the Contracted Hashrate as agreed in paragraph 1.1 of this Appendix A. BITMAIN makes no representation that the quantity of the actually delivered Products shall be the same as the Quantity of the Products set forth in paragraph 1.1 of this Appendix A.

2.	Payment of the Total Purchase Price.

2.1.	BANK ACCOUNT info of BITMAIN:

[Redacted]

2.2.	Without prejudice to any provisions hereof, the Purchase Unit Price and the Total Purchase Price of the Products and any amount paid or payable by the Purchaser under this Agreement shall be denominated and paid by the Purchaser in US Dollars (US$). Where the Parties agree that such payments shall be made in Digital Currency instead of US Dollars, the exchange rate between the US Dollars and the Digital Currency selected shall be determined by BITMAIN in its sole and absolute discretion. In the event that the Parties agree for the Purchaser to make payment under this Agreement in Digital Currency, Purchaser shall pay such amount of Digital Currency which, if converted into US$ using the spot rate at the time of such payment (the “Return Spot Rate”), would be no less than the amount that BITMAIN would receive in US$. The Return Spot Rate of any such Digital Currency shall be mutually agreed by the Parties in writing. Notwithstanding the above, BITMAIN shall have, at any time, the sole and absolute discretion to determine whether to accept a certain form of Fiat Currency, Digital Currency or other property instead of US Dollars for payment for any amount payable by the Purchaser under this Agreement. Unless otherwise agreed by BITMAIN, in the event that the Parties agree for the Purchaser to make payment in Digital Currency, the designated Digital Currency shall be the USDT. In any circumstance, the Purchaser shall not ask for any refund due to the change of exchange rate.

APPENDIX B

Payment	Payment Percentage	Payment Date
Down Payment	[*]%	[*]% of the Total Purchase Price of all batches of Products hereunder shall be paid by the purchaser within [*] after the execution of this Agreement
Interim Payment	[*]%	[*]% of the Total Purchase Price of each batch of Products shall be paid within [*] after the execution of this Agreement
Balance Payment	[*]%	[*]% of the Total Purchase Price of each batch of Products shall be paid within [*] prior to the first day of the Shipping Period of such batch of Products